Pricing Supplement No. 9 dated February 2, 2006	Filed under Rule 424(b)(3)
(to Prospectus dated January 5, 2005	File No. 333-107132
and Prospectus Supplement dated June 9, 2005)

SLM Corporation

Medium Term Notes, Series A

Due 9 Months or Longer From the Date of Issue

Principal Amount:	$25,000,000	Floating Rate Notes:	☒		Fixed Rate Notes: ☐
Original Issue Date:	February 15, 2006	Closing Date: February 15, 2006			CUSIP Number: 78442F DU 9
Maturity Date:	March 16, 2009	Option to Extend Maturity:	☒	No	Specified Currency: U.S. Dollars
		If Yes, Final Maturity Date:	☐	Yes

Redeemable in whole or in part at the option of the Company:	☒	No	Redemption Price:	Not Applicable.
	☐	Yes	Redemption Dates:	Not Applicable.
Repayment at the option of the Holder:	☒	No	Repayment Price:	Not Applicable.
	☐	Yes	Repayment Dates:	Not Applicable.

Applicable to Floating Rate Notes Only:
Floating Rate Index:		Index Maturity:	2 Years.
☐	CD Rate
☐	Commercial Paper Rate	Multiplier:	N.A.
☒	CMT Rate	Spread:	Plus 32 basis points (.32%).
☐	Federal Funds Rate
☐	LIBOR Telerate	Initial Interest Rate:	TBD.
☐	LIBOR Reuters
☐	Prime Rate	Interest Rate Reset Period:	Monthly.
☐	91-Day Treasury Bill Rate
☐	Other	Minimum Interest Rate:	N.A.
		Maximum Interest Rate:	N.A.

Wachovia Securities

February 2, 2006

MTN 115

Reset Date(s):	The 15th of each month during the term of the Notes, beginning March 15, 2006, without adjustment.	Interest Payment Date(s):

The 15th of each month during the term of the Notes, beginning March 15, 2006. If an Interest Payment Date falls on a day that is not a Business Day, we will pay the interest on the next Business Day.  No interest will accrue on that payment for the period from and after the scheduled Interest Payment Date to the date we make the payment.

Interest Determination Date(s):	Two (2) Business Days prior to each Reset Date (or the Closing Date, in the case of the Interest Period beginning on February 15, 2006).	Interest Period(s):

From and including the previous Reset Date (or the Closing Date, in the case of the Interest Period beginning on the Closing Date) to but excluding the current Reset Date (or the Maturity Date, in the case of the last Interest Period), with no adjustment to Interest Period end dates.

Day Count Convention:	Actual/Actual.

Form:	Book-entry.

Denominations:	$1,000 minimum and integral multiples of $1,000 in excess thereof.

Trustee:	JPMorgan Chase Bank, National Association, formerly known as JPMorgan Chase Bank and The Chase Manhattan Bank.

Agent:	Wachovia Capital Markets, LLC is acting as the underwriter in connection with this issuance.

Calculation Agent:	SLM Corporation.

Issue Price:	100.00%.

Agent’s Discount:	0.20%.

Net Proceeds:	$24,950,000.

Concession:	0.20%.

Reallowance:	N.A.

CUSIP Number:	78442F DU 9.

ISIN Number:	US78442FDU93.

An affiliate of the underwriter has entered into a swap transaction in connection with the Notes and may receive compensation for that transaction.

Obligations of SLM Corporation and its subsidiaries are not guaranteed by the full faith and credit of the United States of America.  Neither SLM Corporation nor any of
its subsidiaries is a government-sponsored enterprise or an instrumentality of the United States of America.

MTN 0115

ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes.  The interest rate for the Notes being offered by this Pricing Supplement for each Interest Period during the term of the Notes will be the 2 Year CMT Rate, described below, determined as of the applicable Interest Determination Date and published by the U.S. Federal Reserve under the heading H. 15(519) in the Statistical Release.  In no case, however, will the interest rate for the Notes during any Interest Period be less than the Minimum Interest Rate nor more than the Maximum Interest Rate listed on page 1 of this Pricing Supplement.

2 Year CMT Rate.  The 2 Year CMT Rate refers to the Treasury Constant Maturity Rate with an Index Maturity of Two Years displayed by the U.S. Federal Reserve Board on the Federal Reserve’s website at http://www.federalreserve.gov/releases/h15/update or on Telerate page 7051 or on Bloomberg at ALLX H15T <GO>, by 3:00 p.m. New York City time, on the relevant Interest Determination Date.  If the Treasury Constant Maturity Rate with an Index Maturity of Two Years cannot be determined as described in the preceding sentence, such rate will be determined in accordance with the procedures set forth in the prospectus supplement for the Notes relating to determination of the CMT Rate, without regard to any Designated CMT Telerate Page.

Rounding. All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or .0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)). All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or .098764) would be rounded down to 9.876% (or .09876)). All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

MTN 0115

SLM Corporation